Exhibit 3.101

CERTIFICATE OF FORMATION

of

VITAMIN WORLD (BOCA), LLC

1)             The name of the limited liability company is:

VITAMIN WORLD (BOCA), LLC

2)             The address of its registered office in the State of Delaware is 15 E. North Street, in the City of Dover, County of Kent. The name of the registered agent at such address is Corporate Service Bureau Inc.

3)             The latest date upon which the limited liability company is to dissolve is December 31, 2100.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on the 14th day of August, 2001.

/s/ Jody V. Crowley
Jody V. Crowley, Organizer
Authorized to sign on
behalf of the company